

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 18, 2011

Via Fax & U.S. Mail

Mr. Carl P. Ranno
Chief Executive Officer and Chief Financial Officer
7745 Alabama Ave #9
Canoga Park, California 91304

> **Re:** **American Soil Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed January 13, 2011**
> **File No. 000-22855**

Dear Mr. Ranno:

We have reviewed your response letter dated March 7, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended September 30, 2010

Item 9A. Controls and Procedures, page 16

We note from your response to our prior comment that the language in Item 9A. Controls and Procedures was inadvertently incomplete. However, we also note that your proposed disclosure states that "the Certifying Officer has evaluated the effectiveness of our disclosure controls and procedures and has determined that our projections and impairment analysis are adequate." Please note that this appears to be a conclusion on one aspect of your disclosure controls and procedures and is not an acceptable conclusion as to the effectiveness of <u>overall</u> disclosure controls and procedures. The Certifying Officer should clearly disclose whether his conclusion on the effectiveness of <u>disclosure controls and procedures</u> was "effective" or "not effective." Please revise future filings accordingly.

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You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(818) 703-8915